77E: Legal Proceedings


Legal Proceedings
A lawsuit entitled Steven Curd and Rebel Curd v. SEI
Investments Management Corporation was filed against SIMC in the United States District Court for the Eastern District of Pennsylvania (the Court) on
December 11, 2013.
On August 28, 2014, the Court granted SIMCs motion to dismiss the initial complaint in the lawsuit, but also granted plaintiffs leave to amend the complaint. On October 2, 2014, plaintiffs filed an amended complaint. In the amended complaint, SEI Investments Global Funds Services
(SGFS)
was added as a defendant. The plaintiffs bring the case as a shareholder derivative action against SIMC and SGFS on behalf of certain SEI funds. The claims are based on Section 36(b) of the 1940 Act, which allows shareholders of a mutual fund to sue the investment adviser of the fund or its affiliates for an alleged breach of fiduciary duty with respect to compensation received by the adviser or its affiliates.
The plaintiffs have brought the suit against SIMC and SGFS with respect to five SEI Funds: the High
Yield Bond, Tax-Managed Large Cap, and Tax-Managed
Small/Mid Cap Funds, each of which is a series of the SEI Institutional Managed Trust, the
Intermediate Term Municipal Fund, which is a series of the SEI
Tax Exempt Trust, and the International Equity Fund, which is a series of the SEI Institutional
International
Trust. The plaintiffs seek: (1) damages for the funds in the amount of the alleged excessive fees earned by SIMC and SGFS beginning from the one year period prior to the filing of the lawsuit, plus interest, costs, and fees; (2) orders declaring that SIMC and SGFS allegedly violated Section 36(b) and enjoining
SIMC and SGFS from further alleged violations; and
(3) rescission of SIMCs and SGFSs contracts with the funds, and restitution of all allegedly excessive fees paid beginning from the one year period prior to the filing of the lawsuit, plus interest, costs, and fees. On November 24, 2014, SIMC and SGFS filed a motion to dismiss the amended complaint. On July 13, 2015, the Court denied the motion to dismiss with respect to SIMC, and granted the motion to dismiss with respect to SGFS. On September 18, 2015, plaintiffs filed a second amended complaint reinstating SGFS as a defendant in the case. SIMC and
SGFS dispute plaintiffs claims, and intend to continue to vigorously defend the lawsuit.